ASSIGNMENT AND ASSUMPTION AGREEMENT
                 (Sale and Purchase Agreement)


     This ASSIGNMENT AND ASSUMPTION AGREEMENT ("Agreement") is entered into as of the 27th day of June, 1996, effective as of 12:01 o'clock a.m. Chicago, Illinois time, by and between CHASE BRASS INDUSTRIES, INC., a Delaware corporation ("Assignor"), and LEAVITT TUBE COMPANY, INC., a Delaware corporation and wholly owned subsidiary of Assignor ("Assignee").

     WHEREAS, pursuant to that certain Sale and Purchase Agreement (the "Purchase Agreement"), dated the 15th day of May, 1996, by and among Assignor, UNR Industries, Inc., a Delaware corporation ("UNR"), and Leavitt Structural Tubing Co., a Delaware corporation and wholly owned subsidiary of UNR ("LST"), Assignor has agreed to purchase substantially all of the assets, property and business of the Leavitt division of UNR, including without limitation substantially all of the assets of LST and all of the issued and outstanding shares of capital stock of Holco Corporation, an Illinois corporation and wholly owned subsidiary of LST; and

     WHEREAS, Assignor desires to assign to Assignee, and Assignee desires to assume, the rights and obligations of Assignor under the Purchase Agreement pursuant to Section 11.4 of the Purchase Agreement;

     NOW, THEREFORE, in consideration of the above premises and other good and valuable consideration, the receipt and sufficiency of which hereby is acknowledged, Assignor and Assignee hereby agree as follows:

     1. Definitions. Unless the context otherwise requires, all capitalized terms used but not defined herein and defined in the Purchase Agreement shall have the meanings ascribed to them in the Purchase Agreement.

     2. Assignment and Assumption. Assignor hereby conveys, transfers, and assigns to Assignee all rights and all debts, liabilities, obligations, commitments, claims, and duties of Assignor, and Assignee hereby assumes all rights and assumes and agrees to pay, perform, fulfill and discharge all debts, liabilities, obligations, commitments, claims, and duties of Assignor, of any kind, known or unknown, under the Purchase Agreement ("Assumed Rights and Obligations").

     3. Indemnity. Assignee will indemnify, defend and hold harmless Assignor from, against, and with respect to any claim, liability, obligation, loss, damage, assessment, judgment, cost, expense, action, suit, proceeding or demand, of any kind or character (including but not limited to reasonable attorneys' fees and expenses and costs reasonably incurred in investigating, preparing or defending any litigation or claim), arising out of or relating to the Assumed Rights and Obligations.

     4. No Modification of Assignor's Obligations. Assignor and Assignee each acknowledge and agree that the execution and delivery of this Agreement does not modify or otherwise affect Assignor's duties, liabilities and obligations under the Purchase Agreement and that Assignor shall remain fully liable for all, and shall not be relieved of any, of the duties, liabilities and obligations of Assignor under the Purchase Agreement to the extent such duties, liabilities and obligations are not fully performed by Assignee.

     5. No Further Assignment. Assignee acknowledges and agrees that it may not assign any of its Assumed Rights and Obligations under the Purchase Agreement, as assigned to Assignee hereunder or otherwise, to any other person without the prior written consent of UNR.

     6. Amendment. This Agreement may be modified or amended only by a writing duly executed by or on behalf of each of Assignor, Assignee and UNR.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                       CHASE BRASS INDUSTRIES, INC.



                       By:
                            Martin V. Alonzo, President and
                            Chief Executive Officer


                       LEAVITT TUBE COMPANY, INC.



                       By:
                            Peter H. Santoro, Vice Presidnet